December 29, 2005



Mr. Melvyn Williams
Chief Financial Officer
Apollo Gold Corporation
5655 South Yosemite St., Suite 200
Greenwood Village, Colorado  80111-3220


	Re:	Apollo Gold Corporation
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 16, 2005
Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005
      Filed May 11, 2005, August 9, 2005 and November 9, 2005
		File No. 1-31593


Dear Mr. Williams:

      We have reviewed your filing and have the following comment. We have limited our review of your filing to the issue we have
addressed in our comment.   Please provide a written response to
our
comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

2005 Operating Outlook, page 14

1. We note that you have disclosed mineral reserves according to Canadian rules at the bottom of page 14. As noted in comment 32 in our previous letter, dated March 16, 2003, you are allowed to disclose reserves estimated using Canadian methodologies required under National Instrument 43-101. However, we also noted that you will still be required to disclose your reserve estimates according to Industry Guide 7. Provide a comparative table and reconciliation narrative explaining any differences between the estimates using Commission definitions and the N.I. 43-101 definitions. Please note that reserves compliant with Industry Guide 7 should use historical three-year average-prices as a basis for the estimates, and for undeveloped mines a final or bankable feasibility study should be completed before reserves are designated.

Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Roger Baer, Mining Engineer, at (202) 551-
3705
with questions about engineering comments.  Please contact me at
(202) 551-3740 with any other questions.

							Sincerely,



							H. Roger Schwall
							Assistant Director

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Mr. Melvyn Williams
Apollo Gold Corporation
December 29, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010